Exhibit 99.7

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2003, of Dundee Bancorp Inc. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  /s/  Ned Goodman

Name:  Ned Goodman

Title:   President and Chief Executive Officer

Date:  May 19, 2004

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to her knowledge the Annual Report on Form 40-F for the fiscal year ended December 31, 2003, of Dundee Bancorp Inc. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  /s/  Joanne Ferstman

Name:  Joanne Ferstman

Title:  Executive Vice President and

         Chief Financial Officer

Date:  May 19, 2004